Exhibit 99.1

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted because Fangdd Network Group Ltd. has determined it is not material and would be competitively harmful if publicly disclosed.

Supplementary Agreement to the Business Operation Agreement

This Supplementary Agreement to the Business Operation Agreement (this “Agreement”) is made and entered into in Shenzhen, the People’s Republic of China (“PRC”) on March 14, 2025 by and among:

Shenzhen Fangdd Information Technology Co., Ltd. (“Fangdd Information Technology”), with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd Network Technology” or the “Company”), with its registered address at Room 1505, Shangmei Technology Building, No. 2009 Shahe West Road, Dachong Community, Yuehai Street, Nanshan District, Shenzhen City, Guangdong Province;

Duan Yi, a founder of the Company with his ID Card No. [***] and domicile at [***];

Xi Zeng, a founder of the Company with his ID Card No. [***] and domicile at [***];

Pan Jiaorong, an existing shareholder of the Company with her ID Card No. [***] and domicile at [***];

Zhou Li, a citizen of China and an existing shareholder of the Company with her ID Card No. [***] and domicile at [***];

Lu Ying, with her ID Card No. [***] and domicile at [***]; and

Zhang Wei, with his ID Card No. [***] and domicile at [***].

In this Agreement, each party shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties”.

WHEREAS:

1.	Fangdd Information Technology, Fangdd Network Technology and the then shareholders of Fangdd Network Technology signed a Business Operation Agreement on March 21, 2014. Due to the equity adjustment of Fangdd Network Technology, the Parties re-signed the Business Operation Agreement on June 8, 2017 and signed the Supplementary Agreement to the Business Operation Agreement on November 20, 2023 (hereinafter referred to as the “Business Operation Agreement”) ;

2.	Zhang Wei and Xi Zeng signed an Equity Transfer Agreement on March 10, 2025, and Zhang Wei transferred all equities held by them respectively in Fangdd Network Technology to Xi Zeng; and

3.	The Parties agree to enter into this Agreement to supplement the Business Operation Agreement.

NOW, THEREFORE, through friendly negotiation, the Parties hereby agree as follows:

1.	The Parties agree that Zhang Wei will transfer all their rights and obligations respectively under the Business Operation Agreement to Xi Zeng on the effective date of this Agreement.

2.	The contact information of Party A, Party B and Party F recorded in Article 11 of the Business Operation Agreement is changed as follows:

Party A: Shenzhen Fangdd Information Technology Co., Ltd.

Contact: Xi Zeng

Mailing Address: Room 1505, Shangmei Technology Building, No. 2009 Shahe West Road, Dachong Community, Yuehai Street, Nanshan District, Shenzhen City, Guangdong Province

Postal Code: 518000

Tel: 0755-26998968

Fax: 0755-26998968

E-mail: zengxi@fangdd.com

Party B: Shenzhen Fangdd Network Technology Co., Ltd.

Contact: Xi Zeng

Mailing Address: Room 1505, Shangmei Technology Building, No. 2009 Shahe West Road, Dachong Community, Yuehai Street, Nanshan District, Shenzhen City, Guangdong Province

Postal Code: 518000

Tel: 0755-26998968

Fax: 0755-26998968

E-mail: zengxi@fangdd.com

Party F: Xi Zeng

Contact: Xi Zeng

Mailing Address: [***]

Postal Code: 518000

Tel: 0755-26998968

Fax: 0755-26998968

E-mail: zengxi@fangdd.com

3.	As a supplement to the Business Operation Agreement, this Agreement shall constitute an integral part of and have the same effect as the Business Operation Agreement. In the event of any inconsistency between this agreement and the Business Operation Agreement, the provisions of this agreement shall prevail; any matters not covered by this agreement shall be governed by the provisions of the Business Operation Agreement.

4.	This Agreement is signed by the Parties or their authorized representatives and comes into effect as of the date written above.

5.	This Agreement is made in eight (8) originals, with each Party holding one (1) original, and each original shall have the same legal effect.

(The remainder of this page is intentionally left blank)

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)
/s/ Shenzhen Fangdd Information Technology Co., Ltd.

Signature of Legal Representative:
/s/ Xi Zeng

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)
/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Signature of Legal Representative:
/s/ Yu Hao

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Duan Yi

Signature:	/s/ Duan Yi

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Xi Zeng

Signature:	/s/ Xi Zeng

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Zhang Wei

Signature:	/s/ Zhang Wei

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Zhou Li

Signature:	/s/ Zhou Li

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Pan Jiaorong

Signature:	/s/ Pan Jiaorong

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Lu Ying

Signature:	/s/ Lu Ying

10